Exhibit 99.1

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. CALLS MEETING IN RESPONSE

TO A SHAREHOLDER REQUISITION

Thousand Oaks, CALIFORNIA, September 12, 2025 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) announces that the Board of Directors of the Company received a requisition pursuant to section 167 of the Business Corporations Act (British Columbia) (the “Act”) from CDS & Co. on behalf of certain of its participants, themselves holding common shares of the Company as custodian on behalf of TFG Asset Management UK LLP, the beneficial owner of such shares. The requisition requests that a special meeting of the Company’s shareholders be called to consider the setting of a maximum number of common shares that the Company is authorized to issue at 37,367,894. The Company currently has 35,376,833 common shares outstanding on an undiluted basis and 36,864,413 common shares outstanding on a fully diluted basis.

Shareholders are not required to take any action at this time. In accordance with the requirements of the Act, the Company has called a special general meeting of shareholders to be held on November 25, 2025. For further details regarding timing of the meeting, please refer to the notice of meeting and record date filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil and gas. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com